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SEC FILE NUMBER
8-70992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/07/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OM PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8 CROOKED STICK LANE
(No. and Street)

BRENTWOOD	TN	37027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HASNAIN NAVEED	212-668-8700	HNAVEED@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

MARCH 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JACK SANG HOON JEONG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OM PARTNERS, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN LISTACH STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY 8/16/26

Signature: [signature]

Title: CO-CHIEF EXECUTIVE OFFICER

[signature] 9/16/24
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OM PARTNERS, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Period September 7, 2023 (Commencement of Operations) to June 30, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

OM PARTNERS, LLC
FOR THE PERIOD SEPTEMBER 7, 2023 (COMMENCEMENT OF OPERATIONS) TO JUNE 30, 2024

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
OM Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OM Partners, LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of OM Partners, LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as OM Partners, LLC's auditor since 2024.

Hauppauge, New York
September 16, 2024

Nawrocki Smith LLP

OM PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2024

ASSETS		
Cash	$	891,275
Accounts receivable		11,510
Prepaid expenses		30,708
Other assets		2,063
TOTAL ASSETS	$	935,556
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	10,392
TOTAL LIABILITIES		10,392
MEMBERS' EQUITY		925,164
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	935,556

See accompanying notes to financial statement

OM PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD SEPTEMBER 7, 2023 (COMMENCEMENT OF OPERATIONS) TO JUNE 30, 2024

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

OM Partners, LLC (the "Company") was formed as a limited liability company in Tennessee on April 2, 2022 as TN Newco, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company advises companies as an intermediary on their mergers and acquisitions activity, including the transfer of ownership through the purchase, sale, exchange, issuance, or repurchase of, or a business combination involving, securities or assets of the company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at June 30, 2024. There was no bad debt expense for the year ended June 30, 2024.

Revenue and Expense Recognition

ASC 606

The Company adheres to the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's primary source of revenue consists of placement fees from private placements of securities, which represent fees earned for facilitating capital raises between issuers and investors. Revenue is recognized when control of the service is transferred to the customer, typically upon the completion of a capital raise transaction, at the point in time when the performance obligation is satisfied.

Success Fee and Advisory Fee Revenues

The Company earns Success Fee revenue upon the success of a merger and acquisition transaction. Success Fee revenue is recognized and payable on the closing date of a transaction for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate time to recognize Success Fee revenue for mergers and acquisitions transactions because it is when the amount of revenue is known or is sufficiently estimable and when collection is reasonably assured.

The Company earns Advisory Fee revenue from the performance of ongoing advisory services. Advisory Fee revenue is recognized as services are provided. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

<u>Revenue and Expense Recognition (Continued)</u>

As of June 30, 2024 there were no deferred expenses related to any open contracts; if an engagement is ended without a success fee, related costs are charged to expense at that point in time.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balance as of the year ended June 30, 2024 was $11,510.

Receivables and Contract Balances (Continued)

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when the cash is received. Contract assets are reported in the statement of financial condition, as of June 30, 2024 the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied, as of June 30, 2024 the contract liabilities balances were $0.

<u>Significant Judgment</u>

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Income Taxes</u>
The Company is organized as a limited liability company that is treated as a partnership for tax purposes. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal taxes has been reflected in the accompanying financial statement. The Company is subject to the Tennessee Franchise taxes.

For the year ended June 30, 2024 there was a $567 tax refund from Tennessee Franchise taxes which is included in the Statement of Financial Condition.

<u>Use of Estimates</u>
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

<u>Financial Instruments-Credit Losses</u>
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Financial Instruments-Credit Losses (Continued)

The Company's conclusion that an allowance for credit losses was required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At June 30, 2024, no allowance for credit losses was considered necessary.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $880,883 which was $875,883 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0118 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2024, the amount in excess of insured limits of $250,000 was $641,275.

NOTE 5 – RELATED PARTY TRANSACTIONS:

Due to Parent

For the period ended June 30, 2024, the Company has an expense sharing agreement (the "Agreement") in place with the Parent. The Agreement permits the allocation of certain shared expenses to the Company, which are included in the Statement of Operations. Total shared expenses for the period ended June, 30 2024 were $0, and the balance due to the Parent as of December 31, 2023 was $0.

NOTE 6 – 401K RETIREMENT PLAN:

The Company maintains a contributory 401(k) Plan ("the Plan"). The Plan is for the benefit of all eligible employees. The employees may make voluntary contributions to the Plan while the employer makes a safe harbor contribution equal to 3% of the employee's compensation. Matching contributions are determined each payroll period. Accrued employer contributions for the year ended June 30, 2024, were $1,219.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINED):

For the year ending June 30, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2024, or during the year then ended.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through the date which financial statement was available to be issued, for possible disclosure and recognition in the financial statement. The Company has determined that there were no events which took place that would have a material impact on its financial statement.